August 23, 2019

VIA EDGAR AND HAND DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Eric Atallah
Kevin Kuhar
Thomas Jones
Heather Percival

Re:	Restoration Robotics, Inc.

Amendment No. 1 to Registration Statement on Form S-4

Filed on July 29, 2019

File No. 333-232000

Ladies and Gentlemen:

On behalf of our client, Restoration Robotics, Inc. (the “Company”), we are hereby filing Amendment No. 2 to the Registration Statement on Form S-4/A (the “Registration Statement”). The Company previously filed a Registration Statement on Form S-4 on June 7, 2019, as well as Amendment No. 1 to Registration Statement on Form S-4/A on July 29, 2019 (the “Amended Registration Statement”). The Registration Statement has been revised to reflect the Company’s responses to the comment letter to the Amended Registration Statement received on August 9, 2019 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”). For your convenience, we are providing by overnight delivery a courtesy package that includes copies of the Registration Statement, including copies which have been marked to show changes from the Amended Registration Statement, as well as a copy of this letter.

For ease of review, we have set forth below each of the numbered comments of your letter in bold type followed by the Company’s responses thereto.

August 23, 2019

Equity Commitment Letter, page 14

1.	Please reconcile your disclosure on page 14 about the $3,500,000 commitment from an investor with the commitment amounts mentioned on page 172.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure throughout the Registration Statement accordingly.

Restoration Robotics is not in compliance with the continued listing requirements, page 35

2.	Please disclose the listing standards and continued listing standards and whether the company complies with the standards.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 37 of the Registration Statement accordingly.

Background of the Merger, page 85

3.	We note your response to prior comment 11; however, from your revised disclosure, it remains unclear how the percentage of ownership was determined. Please revise as appropriate.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 90 of the Registration Statement accordingly.

Restoration Robotics Reasons for the Merger, page 93

4.	We note your response to prior comment 14. Please revise the disclosure on page 93 and 98 to include more detail about the synergies, such as quantify the amounts.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 95 of the Registration Statement. The Company respectively advises the Staff that while certain operation and strategic synergies were considered by the board of directors of Restoration Robotics or Venus Concept in evaluating the merger transaction, other than as disclosed in the Registration Statement neither board of directors evaluated any other quantitative measures in regards to operational synergies leading to the approval of the Merger Agreement. In particular, neither board of directors evaluated a quantitative assessment of cost savings that could result in combining operational positions at the companies. Accordingly, the disclosures in the Registration Statement reflects the quantitative measures and level of detail at which the boards of Restoration Robotics and Venus Concept considered the potential synergies that may result from the transaction.

Opinion of Restoration Robotics Financial Advisor, page 99

5.

We note your response to prior comment 16. Please include a separate section that discloses the forecasts mentioned in prior comment 16. In this regard, we note your website includes the “Restoration Robotics and Venus Concept Merger Presentation”

August 23, 2019

that mentions “[E]stimated $130-135 million revenue” and “[E]stimated high 60s% gross margin” in 2019 and it appears from your disclosure on pages 93-95 that the board considered the “potential growth” and “prospects for growth” of the combined company and the fairness opinion of the financial adviser as factors in reaching its conclusion to approve the merger agreement.

Response: The Company respectfully acknowledges the Staff’s comment and has included a separate forecast section beginning on page 114 of the Registration Statement accordingly.

The Merger Agreement, page 126

6.

We note your response to prior comment 18. Regarding your disclosure in the second paragraph of this section about the assertions, to the extent the representations and warranties are included in your disclosure, please revise to remove any potential implication that the referenced information does not constitute public disclosure under the federal securities laws.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 133 of the Registration Statement accordingly.

Exhibits

7.

Please refer to the second paragraph of the opinion filed as exhibit 8.1. Please clarify whether the Tax Certificates are limited to factual matters. For guidance, see Section III.C.3 of Staff Legal Bulletin No. 19 available on the Commission’s website.

Response: The Company respectfully acknowledges the Staff’s comment and confirms that the Tax Certificates are limited to factual matters consistent with Section III.C.3. of Staff Legal Bulletin No. 19.

8.

Please ease refer to the third paragraph of the opinion. We note that the opinion states that it is based in part on the assumption that “the merger will qualify as a statutory merger under applicable Israeli or local laws.” Please delete the assumption. For guidance, see Section III.C.3 of Staff Legal Bulletin No. 19.

Response: The Company respectfully acknowledges the Staff’s comment and notes that Reed Smith LLP (“Reed Smith”), counsel to Venus Concept Ltd., has deleted this assumption from the third paragraph of its tax opinion.

9.

Please refer to the sixth paragraph of the opinion. When using a short form opinion, the tax disclosure in the prospectus and the exhibit 8 short form opinion must clearly state that the disclosure in the tax consequences section of the prospectus is the opinion of the named counsel. For guidance, see Section III.B. of Staff Legal Bulletin No. 19.

August 23, 2019

Response: The Company respectfully acknowledges the Staff’s comment and notes that the tax disclosure in the prospectus and the exhibit 8 short form opinion clearly state that the disclosure in the tax consequences section of the prospectus is the opinion of Reed Smith, consistent with Section III.B. of Stall Legal Bulletin No. 19.

10.	Please delete the term “generally” mentioned in the sixth paragraph of the opinion.

Response: The Company respectfully acknowledges the Staff’s comment and notes that Reed Smith has deleted the term “generally” mentioned in the sixth paragraph of its tax opinion.

* * *

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (650) 463-3014 or by fax at (650) 463-2600 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Brian Cuneo Brian J. Cuneo
of LATHAM & WATKINS LLP

cc:	Ryan Rhodes, Restoration Robotics, Inc.
Mark Hair, Restoration Robotics, Inc.
Gary Stokes, Restoration Robotics, Inc.
Phillip S. Stoup, Latham & Watkins LLP
Domenic Della Penna, Venus Concept Ltd.
Danielle Carbone, Reed Smith LLP